 EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries of TPCO Holding Corp., omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 14, 2022:

Name of Subsidiary	Jurisdiction of Incorporation or Organization

TPCO US Holding LLC	Delaware

CMG Partners, Inc.	Delaware

Left Coast Ventures, Inc.	Delaware

NC3 Systems (d.b.a. Caliva)	California

Caliva CAMISJ2, Inc. (d.b.a. Deli by Caliva San Jose, Calive)	California

Fluid South, Inc. (d.b.a. Sol Distro, Caliva)	California

Coastal Dispensary LLC	California

Coastal Retail LOMPOC LLC	California

Coastal Manufacturing LLC	California

Coastal Retail Concord LLC	California

Coastal Delivery Services LLC	California

Southern California Collective, A California Corporation	California

Coastal Distribution LLC	California

Varda Inc.	California

Coastal Delivery SLO LLC	California

Releaf Alternative Inc.	California